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                                                               Exhibit 20

FOR IMMEDIATE RELEASE                                          February 25, 2003
Baltimore, Maryland

Summary: Mercantile Bankshares' Baldwin Announces Decision to Retire as Chairman; Mercantile CEO Kelly to Assume Chairman Title.

     Mercantile Bankshares Corporation (Nasdaq: MRBK) today announced that H. Furlong Baldwin has decided to retire as Chairman of the Board and Director effective March 1. Mercantile's board has elected Edward J. Kelly III to succeed him as Chairman.

     Baldwin said, "When Ned Kelly was elected as President and Chief Executive Officer on March 1, 2001, he was not well known within our community. We felt that my continued presence as nonexecutive chairman could be of help in that regard. Over the past two years, Ned not only has provided outstanding leadership to Mercantile, but he also has become an integral part of the leadership of our community. Therefore, I felt that it was appropriate and logical for me to step aside now, having completed the transition."

     "Mercantile is fortunate to have been served during its long history by a succession of exceptional leaders, and none has had a more distinguished career than Mr. Baldwin," said Kelly. "He is a true icon of the American banking industry, and his contributions to our community are too numerous to recount. We are grateful for his decades of service and will do our best to honor, and to build upon, his remarkable legacy."

     Mercantile Bankshares Corporation, with assets in excess of $10 billion, is a multibank holding company headquartered in Baltimore. It has 16 banking affiliates in Maryland, one banking affiliate in Delaware and three in Virginia.

                                David E. Borowy
                                Senior Vice President, Investor Relations
                                410-347-8361